VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST II

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 4,296 shares voted in his favor and 0 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 9,066,117 shares voted in his favor and 101,272 shares withheld. With regards to the election of Hugo Sonnenschein as elected trustee by the common shareholders of the Trust 9,063,694 shares voted in his favor and 103,695 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Dennis J. McDonnell, David C. Arch, Rod Dammeyer, Wayne Whalen, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 9,017,080 shares voted in favor of the proposal, 32,197 shares voted against and 122,409 shares abstained.